Exhibit 3.1

Filed in the Office of	Record Number E0474262005-1
(signature)	Filing Number F202611040670
Secretary of State State Of Nevada	Filed On 11/04/2026 08:00 AM
	Number of Pages 2

FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Certificate of Change Pursuant to NRS 78.209

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

INSTRUCTIONS:

1. Enter the current name as on file with the Nevada Secretary of State and enter the Entity or Nevada Business Identification Number (NVID).
2. Indicate the current number of authorized shares and par value, if any, and each class or series before the change.
3. Indicate the number of authorized shares and par value, if any of each class or series after the change.
4. Indicate the change of the affected class or series of issued, if any, shares after the change in exchange for each issued share of the same class or series.
5. Indicate provisions, if any, regarding fractional shares that are affected by the change.
6. NRS required statement.
7. This section is optional. If an effective date and time is indicated the date must not be more than 90 days after the date on which the certificate is filed.
8. Must be signed by an Officer. Form will be returned if unsigned.

1. Entity Information:	Name of entity as on file with the Nevada Secretary of State: INVO Fertility, Inc. Entity or Nevada Business Identification Number (NVID): E0474262005-1
2. Current Authorized Shares:	The current number of authorized shares and the par value, if any, of each class or series, if any, of shares before the change: 250,000,000 shares of common stock, par value $0.0001 per share 100,000,000 shares of preferred stock, par value $0.0001 per share
3. Authorized Shares After Change:	The number of authorized shares and the par value, if any, of each class or series, if any, of shares after the change: 62,500,000 shares of common stock, par value $0.0001 per share 100,000,000 shares of preferred stock, par value $0.0001 per share
4. Issuance:	The number of shares of each affected class or series, if any, to be issued after the change in exchange for each issued share of the same class or series: One share of common stock will be issued after the change in exchange for every 4 shares of common stock held by each record holder prior to change
5. Provisions:	The provisions, if any, for the issuance of fractional shares, or for the payment of money or the issuance of scrip to stockholders otherwise entitled to a fraction of a share and the percentage of outstanding shares affected thereby: No fractional shares of common stock that would otherwise result from such change will be issued. See Annex A attached for further details.
6. Provisions:	The required approval of the stockholders has been obtained.
7. Effective date and time: (Optional)	Date: 10/30/2026 Time: 12:01 am ET (must not be later than 90 days after the certificate is filed)
8. Signature: (Required)	X DocuSigned by: Steve Shum 40CAC0D24D11E470... Signature of Officer — CEO Title — 10/28/2026 Date

This form must be accompanied by appropriate fees.
If necessary, additional pages may be attached to this form.

CERTIFICATE OF CHANGE

ANNEX A

No fractional shares shall be issued in connection with such change. Any registered holder of record who would otherwise receive a fractional share shall be rounded up to the next whole share. Any registered holder of record who would otherwise receive a fractional share shall be rounded up to the next whole share. Any beneficial holder holding shares in "street name" through a broker or nominee (including through DTC) who would otherwise be entitled to receive a fractional share of Common Stock shall receive a cash payment for such fractional interest, the amount of which shall be determined by the applicable broker or nominee in accordance with their standard procedures.